Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports third quarter 2026 results

•2.2% consolidated revenue growth delivered 0.9% higher adjusted EBITDA1
•Net earnings of $701 million, down 84.6% due to lower gains on investments from sale of MLSE stake in 2025, with net earnings attributable to common shareholders of $630 million, down 86.0%, or $0.67 per common share; adjusted net earnings1 of $695 million yielded adjusted EPS1 of $0.74, down 6.3%
•Cash flows from operating activities up 15.9% to $2,218 million; free cash flow1 decreased to $854 million on higher capital expenditures to support the build-out of Bell AI Fabric data centres in Canada and Ziply Fiber’s fibre-to-the-premise (FTTP) network in the U.S.
•Bell Business Markets revenue2 up 9.2% with 41% growth of AI-powered solutions revenue2 driven by strong demand for Ateko and Bell Cyber
•67,199 residential fibre-to-the-home (FTTH) Internet net subscriber3 activations4, including Ziply Fiber, contributing to 5.1% Internet revenue growth
•24,110 postpaid mobile phone net subscriber3 activations; postpaid churn down 7 basis points to 1.06%3 — lowest Q3 level in four years
•Bell Media revenue up 9.7% on strong FIFA World Cup 2026TM and Crave performance, with adjusted EBITDA up 8.0%
•Crave subscriptions up 21% to 5.15 million, driven by strong direct-to-consumer streaming growth

MONTRÉAL, November 5, 2026 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2026.

"In the year since our Investor Day 2025, Bell's Q3 results show responsible investment in key growth areas and steadfast execution of our long-term priorities,” said Mirko Bibic, President and CEO, BCE and Bell Canada.
“Fibre and wireless continue to drive growth. We added more than 24,000 postpaid mobile phone net subscribers, with churn reaching its lowest third-quarter level in four years. We also added more than 67,000 new residential FTTH subscribers across Canada and the U.S., contributing to 5.1% Internet revenue growth.
Bell Business Markets remains a strong performer with revenue up 9.2%, including 41% growth in AI-powered solutions revenue. We also continued to advance Bell AI Fabric, including a non-binding MOU with the Government of Saskatchewan to explore up to 900 megawatts of additional capacity at our facility outside Regina, creating a potential path to 1.2 gigawatts of total capacity.
1/22

Bell Media delivered its second consecutive quarter of strong revenue and adjusted EBITDA growth. Crave subscriptions grew 21% to over 5.1 million, including 41% growth in direct-to-consumer streaming subscribers.
We also announced an agreement with La Caisse to sell a 49.9% stake in our newly formed wireless tower infrastructure company, allowing us to surface the value of our tower infrastructure assets while retaining control of the business.
Our commitment to 3.5x net debt leverage1 by the end of 2027 remains unchanged, and we remain focused on disciplined execution of our four strategic priorities. As we invest in the future to create value for shareholders, we are pleased with the progress we've made as we head into the end of 2026."
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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures, adjusted EPS is a non-GAAP ratio, and net debt leverage ratio is a capital management measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Bell Business Markets (BBM) operating revenue includes wireline and wireless service and product revenue from large and medium retail business customers generated from the sale of communications services and AI-powered solutions. Communications revenue is comprised of: core connectivity services, including wireless, Internet, voice, and data network services sold directly to enterprise customers, as well as advanced cloud-based services such as Contact Center as a Service (CCaaS) and unified-communications-as-a-service (UCaaS). Al-powered solutions revenue is comprised of revenue from Ateko, Bell Cyber, and Bell Al Fabric.
3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
4 Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.

KEY BUSINESS DEVELOPMENTS

Driving transformation through new business transactions
•Subsequent to the end of Q3, Bell entered into a definitive agreement with La Caisse, which will acquire a 49.9% stake in a newly formed wireless tower infrastructure company for a purchase price of C$2.45 billion, subject to customary adjustments. The move allows BCE to surface the value embedded in its passive infrastructure assets, giving it financial flexibility to strengthen the balance sheet and fund future key growth areas.

Put the customer first
•Bell became the first carrier in Canada to detect and protect customers against spoofed calls using AI, enhancing our Suspicious Call Detection service with a model that identifies and flags suspicious spoofing activity in real time. This development adds another layer of protection against increasingly sophisticated phone fraud.
•Bell launched its On-Demand Network, Canada’s first Network-as-a-Service platform, giving business customers a single digital experience to help activate, manage and scale connectivity. Built on Bell’s fibre network and powered by Cisco infrastructure, the platform provides greater visibility, control and flexibility as business needs evolve.

Deliver the best fibre and wireless networks
•Bell delivered a championship network performance during Canada’s summer of world-class soccer, carrying 330 TB of wireless traffic across stadiums, official fan festivals and municipal fan zones in Toronto and Vancouver. Powered by Bell’s fibre and 5G+ Advanced networks, the operation provided secure, resilient and reliable connectivity for fans, broadcasters, media partners and tournament operations.
•Bell completed construction of its first sovereign direct-to-device satellite ground station in Canada, located in Québec, and began testing the facility with AST SpaceMobile’s
2/22

satellite constellation. The technology, once deployed commercially, will allow Canadians greater mobile connectivity in remote and rural locations up to the 59th parallel.
•Bell’s 5G+ network was ranked Canada’s Fastest 5G+ Network by Rohde & Schwarz5, based on independent drive testing across 19 Canadian communities. The recognition was the latest in a series of accolades that reinforced Bell’s continued investment in faster speeds, stronger reliability and advanced wireless capabilities for customers across Canada.

Lead in enterprise with AI-powered solutions
•Bell announced a non-binding memorandum of understanding to expand Bell AI Fabric in Saskatchewan through the phased development of up to 900 MW of additional capacity, creating a path to a 1.2 GW Canadian AI infrastructure hub. The project is expected to support Canadian data sovereignty, local investment and long-term national economic growth.
•Bell Cyber and Cohere deployed a sovereign domain-specific AI model for Canadian cybersecurity operations, combining Cohere’s secure enterprise AI technology with Bell Cyber’s data and operational expertise. Running on Bell AI Fabric infrastructure, the model is designed to accelerate threat investigations while keeping processing and sensitive security information in Canada.
•Bell and Cisco signed a memorandum of understanding to collaborate on sovereign AI infrastructure for Canada, bringing together Bell’s Canadian data centres, networks and operations with Cisco’s AI, security, and infrastructure technologies. The collaboration will provide flexible options to help Canadian organizations deploy, operate and scale AI infrastructure in Canada.

Build a digital media and content powerhouse
•Bell Media broke viewership records with Canada’s biggest FIFA World CupTM ever, reaching more than 30 million Canadians on TSN, RDS, CTV, Noovo and Crave throughout the FIFA World Cup 2026TM tournament. The final game was the most watched World Cup match ever in Canada with an average audience of 6.4 million viewers.
•Bell Media expanded its investment in premium original drama through a first-look development agreement with Jeff Frost’s Bristol Circle Entertainment, focused on developing original scripted content for CTV and Crave. The agreement combines Bell Media’s reach and commissioning expertise with Bristol Circle Entertainment’s track record in premium television to create Canadian content for audiences at home and around the world.
•Crave and Noovo presented Québec’s 2026 provincial election leaders’ debate, bringing together the leaders of the province’s five main political parties. The event marked the first leaders’ debate on Crave and the first produced by Noovo Info, reaching more than 1.3 million viewers on Noovo and continuing to draw audiences on Crave, where it remains available on demand.
•Crave expanded the reach of Québec productions across Canada by adding a selection of Télé-Québec fiction, documentary and children’s programming to its offering. English subtitles are available for several titles, helping Québec stories reach broader French- and English-speaking audiences and supporting the discoverability of local creators nationwide.
5 Based on 5G/5G+ Network Performance Score, calculated by Rohde & Schwarz SwissQual AG, independent network analysts based in Switzerland, from data collected in Canada comparing data-only performance of other national wireless networks from March to June 2026. 5G+ results are defined as connectivity while using 3500MHz / 3800 MHz spectrum. Report available for download at bell.ca/5Gplus
3/22

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2026	Q3 2025	% change
BCE
Operating revenues	6,182	6,049	2.2%
Net earnings	701	4,555	(84.6%)
Net earnings attributable to common shareholders	630	4,502	(86.0%)
Adjusted net earnings	695	733	(5.2%)
Adjusted EBITDA	2,786	2,762	0.9%
Net earnings per common share (EPS)	0.67	4.84	(86.2%)
Adjusted EPS	0.74	0.79	(6.3%)
Cash flows from operating activities	2,218	1,914	15.9%
Capital expenditures	(1,330)	(891)	(49.3%)
Free cash flow	854	1,003	(14.9%)

BCE operating revenues were $6,182 million in Q3 2026, up 2.2% compared to Q3 2025. This was the result of 1.6% higher service revenue of $5,412 million and a 6.9% increase in product revenue to $770 million.
•The increase in service revenue reflects the contribution of Bell Communication and Technology Services (Bell CTS) U.S., which includes Ziply Fiber’s results for a full quarter compared to only two months in Q3 2025, and growth at Bell Media, partly offset by a year-over-year decline at Bell CTS Canada.

Net earnings in Q3 decreased 84.6% to $701 million and net earnings attributable to common shareholders totalled $630 million, or $0.67 per share, down 86.0% and 86.2%, respectively.
•The year-over-year declines were mainly due to lower gains on investments resulting from the sale of our minority stake in Maple Leaf Sports and Entertainment Ltd. (MLSE) in 2025, partly offset by lower impairment of assets, lower income taxes and lower other expense.

Adjusted net earnings were down 5.2% in Q3 to $695 million, resulting in a 6.3% decrease in adjusted EPS to $0.74.

Adjusted EBITDA grew 0.9% in Q3 to $2,786 million, reflecting the contribution of Bell CTS U.S. and an 8.0% increase at Bell Media, partly offset by a 0.8% decrease at Bell CTS Canada.
•Higher operating revenue was moderated by:
o3.3% increase in operating costs, reflecting a full quarter of Ziply Fiber’s operating expenses, compared to two months in Q3 2025;
ohigher content costs at Bell Media;
omodest increase in operating costs at Bell CTS Canada.

•Adjusted EBITDA margin6 was 45.1%, down 0.6 percentage points from 45.7% in Q3 2025, reflecting higher operating expenses and a greater proportion of lower margin product sales.
BCE capital expenditures in Q3 were $1,330 million, up 49.3% from $891 million last year, corresponding to a capital intensity7 of 21.5%, compared to 14.7% in Q3 2025.
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•The year-over-year increase reflected greater capital investments to support the build-out of Bell AI Fabric data centres in Canada, as well as $225 million in capital investments in the U.S. to support the continued expansion of Ziply Fiber’s FTTP network, compared to $128 million in Q3 2025, which included only two months of Ziply Fiber. This was partly offset by lower spending on FTTP footprint expansion in Canada.

BCE cash flows from operating activities in Q3 were $2,218 million, up 15.9% from $1,914 million in Q3 2025.
•The year-over-year increase reflected higher working capital, lower income taxes paid, lower interest paid and lower severance, acquisition and other costs paid.

Free cash flow was $854 million, down 14.9% from $1,003 million in Q3 2025, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.
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6 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
7 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT
Bell CTS

On August 1, 2025, BCE completed its acquisition of Ziply Fiber and created the Bell CTS U.S. segment. The results of BCE’s Canadian wireless and wireline operations are reported under Bell CTS Canada.

Bell CTS operating revenues increased 1.3% to $5,476 million in Q3 2026 compared to Q3 2025, driven by both higher service and product revenue. The increase in service revenue reflects the contribution from Bell CTS U.S., which was included for only two months in Q3 2025, partly offset by a year-over-year decline at Bell CTS Canada.

Bell CTS adjusted EBITDA8 grew 0.2% in Q3 to $2,530 million, reflecting the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada. Bell CTS adjusted EBITDA margin decreased 0.5 percentage points to 46.2% from 46.7% in Q3 2025. The margin decline reflected a higher proportion of lower-margin product sales and a 2.2% increase in operating costs, mainly due to a full quarter of Ziply Fiber's operating expenses compared to two months in Q3 2025.

Bell CTS added 67,199 net residential FTTH Internet subscribers3,4 in Q3 2026, down 10.8% from 75,334 in Q3 2025, mainly due to lower net activations at Bell CTS Canada.

Total high-speed Internet net subscriber3 activations totalled 27,186 in Q3 2026, down 6.5% from 29,083 in Q3 2025, reflecting declines at both Bell CTS Canada and Bell CTS U.S.

Bell CTS high-speed Internet subscribers3,4,9,10,11,12 totalled 4,942,447 at the end of Q3 2026, down 2.1% from Q3 2025. The decrease reflects a decline at Bell CTS Canada, partly offset by an increase at Bell CTS U.S. Included in the total were 3,697,621 residential FTTH Internet subscribers, up 2.8% compared to Q3 2025.
5/22

•A small acquisition by Ziply Fiber in the quarter added 3,839 high-speed Internet subscribers, including 3,814 residential FTTH Internet subscribers, to the respective bases.

Bell CTS video net subscriber3 losses totalled 5,514 in Q3 2026, compared to 1,666 in Q3 2025. The increase in net losses was driven by greater net losses at both Bell CTS Canada and Bell CTS U.S.

At the end of Q3 2026, Bell CTS served 2,158,569 video subscribers3,12,13, a 2.6% increase over Q3 2025, reflecting year-over-year growth at Bell CTS Canada, partly offset by a year-over-year decline at Bell CTS U.S.

Bell CTS retail residential NAS net losses3 increased by 5.8% to 48,659 in Q3 2026, reflecting increased net losses at Bell CTS Canada, partly offset by fewer net losses at Bell CTS U.S.

Bell CTS’ retail residential NAS customer base3,11,12 totalled 1,586,229 at the end of Q3 2026, representing a 10.2% decline compared to Q3 2025. The decrease reflects declines at both Bell CTS Canada and Bell CTS U.S.
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8 Bell CTS adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.
9 In Q3 2026, our high-speed Internet subscriber base and our residential FTTH Internet subscriber base increased by 3,839 and 3,814 subscribers, respectively, as a result of a small acquisition made by Ziply Fiber in the quarter.
10 At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
11 In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following our acquisition on August 1, 2025, we reduced our high-speed Internet and retail residential NAS subscriber bases, by 13,029 (including 10,955 FTTH subscribers) and 1,106 customers, respectively, to align with Bell methodology for customer deactivations.
12 In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. high-speed Internet (including wholesale), video and retail residential NAS lines subscriber bases increased by 442,861 (including 358,615 FTTH subscribers), 6,089 and 84,440 subscribers, respectively.
13 At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.

Bell CTS Canada

Bell CTS Canada operating revenue decreased 0.2% to $5,238 million in Q3 2026 compared to Q3 2025, due to lower service revenue, partly offset by higher product revenue.

Bell CTS Canada service revenue was down 1.3% in Q3 to $4,468 million, reflecting:
•ongoing declines in legacy voice, data and TV services;
•greater residential acquisition, retention and bundle discounts on residential services compared to Q3 2025;
•lower mobile phone blended average revenue per user (ARPU)14;
•the sale of our home security and monitored alarm assets in Q4 2025.

These factors were partly offset by:
•continued growth in our postpaid mobile phone, mobile connected device and FTTP Internet subscriber bases;
•increased sales of AI-powered solutions driven by growth at Ateko and Bell Cyber, as well as higher traditional business solutions services revenues.

6/22

Bell CTS Canada product revenue increased 6.9% in Q3 to $770 million, reflecting greater equipment sales to large business customers, including the timing of certain wireline equipment deals.

Bell CTS Canada adjusted EBITDA decreased 0.8% in Q3 to $2,435 million, reflecting the flow-through of lower year-over-year service revenue and 0.3% higher operating costs. Together with a greater proportion of lower-margin product sales, these factors contributed to a 0.3 percentage-point margin decline to 46.5% from 46.8% in Q3 2025. The increase in operating costs this quarter is attributed to:
•higher costs associated with the growth of our AI-powered solutions business and traditional business solutions services;
•greater cost of goods sold driven by higher wireline product sales.

These cost factors were partly offset by cost reduction initiatives and operating efficiencies.

Postpaid mobile phone net subscriber3,15 activations totalled 24,110 in Q3 2026, up 12,599 from Q3 2025. The increase reflects greater migrations from prepaid service, the onboarding of customers under a long-term government-sector mobile services contract, and lower mobile phone postpaid customer churn, which improved 7 basis points to 1.06% amid lower market activity and our continued focus on customer service and retention.

This was partly offset by 6.1% lower gross subscriber activations, due to a less active market resulting from reduced promotional offer intensity and limited population growth in Canada.

Prepaid mobile phone net subscriber activations3,15 totalled 29,579 in Q3 2026, compared to 56,507 in Q3 2025. The year-over-year decline reflected greater migrations to postpaid service and a 7.7% decrease in gross activations due to limited population growth in Canada and fewer international students. Mobile phone prepaid customer churn increased to 5.32% from 5.10% in Q3 2025.

Bell’s mobile phone customer base3,15,16 totalled 10,433,954 at the end of Q3 2026, essentially stable year over year. The total comprised 9,633,130 postpaid subscribers, up 1.1%, and 800,824 prepaid subscribers, down 8.3% compared to Q3 2025.

Mobile phone blended ARPU14 was down 1.7% to $57.07 in Q3 2026 from $58.04 in Q3 2025, reflecting:
•lower connection fees related to the implementation of a recent CRTC ruling prohibiting certain customer fees;
•lower overage revenue from customers subscribing to unlimited and larger capacity data plans;
•lower outbound roaming revenue due to increasing adoption of plans that include U.S. and international roaming and decreased international travel;
•the impact on blended ARPU of onboarding customers under a long-term government-sector mobile services contract.

Mobile connected device3 net activations decreased 49.9% in Q3 2026, compared to the same period last year, mainly due to higher business Internet of Things (IoT) deactivations.
At the end of Q3 2026, mobile connected device subscribers3,15,16 totalled 3,435,436, an increase of 5.6% over last year.
7/22

Bell CTS Canada residential FTTH Internet net subscriber3 activations totalled 58,643 in Q3 2026, compared to 66,766 in Q3 2025. Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decrease reflects:
•a lower level of new fibre footprint expansion compared to last year;
•slower market growth due to limited population growth.

Bell CTS Canada high-speed Internet net subscriber3 activations totalled 23,436 in Q3 2026, compared to 24,431 in Q3 2025.

Bell CTS Canada video net subscriber3 losses totalled 5,328 in Q3 2026, compared to 1,609 in Q3 2025. The higher year-over-year net losses reflect greater IPTV net losses, partly offset by strong uptake of our streaming bundles.

Bell CTS Canada retail residential NAS3 net subscriber losses were 45,604 in Q3 2026, compared to 42,866 in Q3 2025, reflecting continued substitution to wireless and Internet-based technologies.
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14 Mobile phone blended ARPU is defined as Bell CTS Canada wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on this measure.
15 Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) and 92,884 mobile connected device subscribers from the respective subscriber bases as a result of our decision to decommission our third-generation high-speed packet access (3G/HSPA) network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.
16 In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.

Bell CTS U.S.

Bell CTS U.S. operating revenues were $238 million in Q3 2026, compared to $160 million in Q3 2025. The increase primarily reflects the inclusion of a full quarter of Ziply Fiber’s results, compared to only two months following its acquisition on August 1, 2025. Growth in Internet revenue from the continued expansion of Ziply Fiber's FTTP footprint was offset by ongoing declines in legacy voice and data services.

Bell CTS U.S. adjusted EBITDA was $95 million in Q3 2026, compared to $71 million in Q3 2025. Operating costs were $143 million, compared to $89 million. The Q3 2025 comparatives include only two months of Ziply Fiber. Adjusted EBITDA margin was 39.9%, down 4.5 percentage points from 44.4%, reflecting acquisition-related changes to the cost base, higher payments to the Network FiberCo partnership and the flow-through of lower legacy voice and data revenue.

Bell CTS U.S. residential FTTH Internet net subscriber3 activations totalled 8,556 in Q3 2026, compared to 8,568 in Q3 2025, which included only two months of Ziply Fiber.

Bell CTS U.S. retail residential NAS net subscriber3 losses were 3,055 in Q3 2026, compared to 3,124 in Q3 2025, which included only two months of Ziply Fiber. The losses reflect ongoing substitution to wireless and Internet-based technologies.
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Bell Media
8/22

Bell Media operating revenue increased 9.7% year over year to $803 million, driven by higher advertising, subscriber and program sales.

Advertising revenue was up 9.0% in Q3 2026, reflecting strong sports advertising performance driven by the FIFA World Cup 2026™ and growth in digital video advertising revenue17, partly offset by continued softness in traditional advertising demand.

Subscriber revenue increased 9.5% in Q3 2026, on continued Crave and sports direct-to-consumer streaming subscriber growth, which benefitted from the FIFA World Cup 2026™.

Total digital revenues18 grew 19.9% year over year in Q3 2026, driven by continued Crave and sports direct-to-consumer streaming subscriber growth and higher digital video advertising revenue, reflecting increased adoption of ad-supported subscription tiers on Crave, highlighting Bell Media’s ongoing shift to digital advertising platforms.

Total Crave subscriptions increased 21% year over year to 5.15 million at the end of Q3 2026, driven by a 41% increase in Crave direct-to-consumer streaming subscribers.

Bell Media adjusted EBITDA was up 8.0% to $256 million in Q3 2026 on the flow-through of higher operating revenue. However, margin declined 0.5 percentage points to 31.9% from 32.4% in Q3 2025, reflecting a 10.5% increase in operating costs associated with the FIFA World Cup 2026™ and contractual rights increases for premium content, including to support the growth of Crave. These factors were partly offset by cost reduction initiatives.
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17 Digital video advertising revenue is defined as advertising revenue from digital platforms including web sites, mobile apps and connected TV apps.
18 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, ad-supported subscription tiers on Crave, connected TV apps, and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.
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COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.4375 per common share, payable on January 15, 2027 to shareholders of record at the close of business on December 15, 2026.
OUTLOOK FOR 2026
BCE confirmed its financial guidance targets for 2026, as provided on February 5, 2026, and as updated on March 16, 2026 to incorporate the expected financial impact of Bell AI Fabric’s 300 MW data centre in Saskatchewan, as per the table below.

	2025 Results	2026 Guidance (February 5, 2026)	2026 Guidance (March 16, 2026)
Revenue growth	0.2%	1% to 5%	1% to 5%
Adjusted EBITDA growth	0.7%	0% to 4%	0% to 4%
Capital intensity	15.1%	<15%	~20%
Adjusted EPS growth	(7.9%)	(11%) to (5%)	(11%) to (5%)
Free cash flow growth	10.0%	4% to 10% $3,300 to $3,500	(34%) to (28%) $2,100 to $2,300
Annualized common dividend per share	$1.75	$1.75	$1.75
9/22

For 2026, we expect:
•improvements in wireless pricing, growth in AI-powered enterprise solutions, the incremental financial contribution of Ziply Fiber, media revenue growth, and cost efficiencies to support higher revenue and adjusted EBITDA;
•capital expenditures to increase due to the construction of the Saskatchewan AI data centre, resulting in a higher capital intensity ratio;
•higher depreciation and amortization expense, increased interest expense and lower tax adjustments to result in lower adjusted EPS;
•lower free cash flow due to higher capital expenditures related to the construction of the Saskatchewan AI data centre.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2026 financial guidance targets are based, as well as the principal related risk factors.
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CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call with the financial community to discuss Q3 2026 results on Thursday, November 5 at 10:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-990-2777 or 416-855-9085. You will be asked to enter Conference ID 31896#. A replay will be available until midnight on December 5, 2026 by dialing 1-888-660-6264 or 289-819-1325 and entering passcode 31896#. A live audio webcast of the conference call will be available on BCE's website at BCE Q3-2026 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures
10/22

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management's perspective on and analysis of our performance.
Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.
Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted net earnings as net earnings (loss) attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.
We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss) attributable to common shareholders.
The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.
($ millions)

	Q3 2026	Q3 2025
Net earnings attributable to common shareholders	630	4,502
Reconciling items:
    Severance, acquisition and other costs
    Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans
    Net gains on investments
   Net early debt redemption costs
    Impairment of assets
    Income taxes for above reconciling items

	46 35 (2) - 2 (16)	82 (31) (5,175) 154 970 239
11/22

NCI for the above reconciling items	-	(8)
Adjusted net earnings	695	733

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

In Q1 2026, we updated our definitions of free cash flow and free cash flow after payment of lease liabilities to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow and free cash flow after payment of lease liabilities previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)
12/22

	Q3 2026	Q3 2025
Cash flows from operating activities	2,218	1,914
Capital expenditures	(1,330)	(891)
Cash dividends paid on preferred shares	(27)	(28)
Cash dividends paid by subsidiaries to NCI	(12)	(25)
Acquisition and other costs paid	5	33
Free cash flow	854	1,003
Principal payment of lease liabilities	(298)	(297)
Free cash flow after payment of lease liabilities	556	706

Net Debt

The term net debt does not have any standardized meaning under IFRS Accounting Standards.
Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s statements of financial position.

We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting
Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

($ millions)

	September 30, 2026	December 31, 2025
Long-term debt	35,308	34,904
Less : 50% of junior subordinated debt	(2,914)	(2,149)
Debt due within one year	6,205	6,155
50% of preferred shares	1,608	1,644
Cash	(650)	(314)
Cash equivalents	(3)	(6)
Net debt	39,554	40,234

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.
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Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.
We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.
Below is a description of the total of segments measures that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.
Adjusted EBITDA and Bell CTS adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.
We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings.
The following table is a reconciliation of net earnings to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.
($ millions)

	Q3 2026	Q3 2025
Net earnings Severance, acquisition and other costs Depreciation Amortization Finance costs Interest expense Net return on post-employment benefit plans	701 46 961 385 465 (37)	4,555 82 969 340 457 (26)
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Impairment of assets	2	970
Net gains on investments	(2)	(5,175)
Other expense	11	95
Income taxes	254	495
BCE adjusted EBITDA	2,786	2,762
Less: Bell Media adjusted EBITDA	(256)	(237)
Bell CTS adjusted EBITDA	2,530	2,525
Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Capital Management Measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial
Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting
Standards do not prescribe any particular calculation method.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section Non-GAAP financial measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted
EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

KEY PERFORMANCE INDICATORS (KPIs)

We use mobile phone blended ARPU, capital intensity, adjusted EBITDA margin, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
15/22

BCE is Canada's largest communications company19, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.
_______________________
19 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Krishna Somers
Krishna.somers@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: the proposed transaction with La
Caisse, including the benefits and opportunities expected to result from the proposed transaction; the proposed expansion of Bell AI Fabric in Saskatchewan, including the expected benefits and impacts of such expansion; BCE’s net debt leverage ratio target expected by the end of 2027; the memorandum of understanding between Bell and Cisco, including the expected benefits of the collaboration; BCE’s 2026 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common share dividend) and our expectations regarding 2026 business and operating conditions underscoring such guidance; BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 5, 2026 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such
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transactions or of special items that may be announced or that may occur after November 5, 2026. Moreover, except as otherwise indicated by us, our guidance and outlook, including with respect to capital expenditures, capital intensity and free cash flow, do not reflect the impact of any AI data centre project, other than those currently under development or construction and supported by binding tenant commitments. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
The economic outlook remains highly dependent on the evolution of Canada’s trade relationship with the U.S. and the duration and severity of the war in the Middle East, as well as how the Canadian economy responds to these developments. We have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product (GDP) of 1.0% in 2026, representing an increase from the earlier estimate of 0.7%
•Continued subdued population growth
•Moderate growth in consumer spending, supported by household income growth, but tempered by higher energy prices and trade-related uncertainty
•Improving business investment, supported by investment in machinery and equipment, including AI, and government incentives, partly offset by trade-related uncertainty
•Elevated consumer price index (CPI) inflation, reflecting higher energy prices and increasing cost pressures from imported goods
•Continued labour market softness
•Interest rates expected to remain subject to uncertainty, reflecting elevated inflation and tighter financial conditions
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

U.S. Economic Assumptions
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation
•Moderate to steady GDP growth
•Stable rate of unemployment

Canadian Market Assumptions
17/22

•A moderated level of wireless competition and sustained level of wireline competition in consumer markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The advertising market is shifting towards digital platforms and most legacy Canadian television (TV) and radio platforms are expecting impacts from flat to declining audiences
•Increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers

U.S. Market Assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and datacenter connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or voice over Internet protocol offerings

Assumptions Applicable to our Bell CTS Canada Segment
•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended ARPU due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Continued growth in residential fibre Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of TV packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

Assumptions Applicable to our Bell CTS U.S. Segment
18/22

•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to our Bell Media Segment
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out of home business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN, and RDS through expanded distribution, partnerships, content offerings and user experience improvements
•Global content distribution growth through majority ownership of Sphere Abacus
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
•An estimated post-employment benefit plans service cost of approximately $195 million
•An estimated net return on post-employment benefit plans of approximately $145 million
•Depreciation and amortization expense of approximately $5,450 million to $5,500 million
•Interest expense of approximately $1,850 million to $1,900 million
•Interest paid of approximately $1,925 million to $1,975 million
•An average effective tax rate of approximately 26%
•Non-controlling interest of approximately $70 million
•Contributions to post-employment benefit plans of approximately $35 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) excluding on significant divestitures of approximately $650 million to $750 million
•Weighted average number of BCE common shares outstanding of approximately 933 million
•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
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•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on November 5, 2026, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2026 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2026 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the U.S. and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing AI; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours, and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by
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our customers, business partners, and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo LLC will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations, or rules thereunder in Canada, the U.S., or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of any transaction involving Northwestel are subject to risks and uncertainties, including, without limitation, the parties' ability to agree on an alternative transaction structure, which may affect its completion, terms or timing and, as such, there can be no assurance that a transaction will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed transaction will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor
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selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; and the expected timing and completion of the proposed disposition of Bell Mobility Inc.’s land mobile radio networks services business are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant third-party approvals, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated; the expected timing and completion of the proposed transaction with La Caisse are subject to closing conditions, termination rights and other risks and uncertainties, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed transaction will be realized; risks relating to the development, construction and operation of data centres; data centre customer concentration and counterparty credit; demand for data centre capacity and competition; and AI and data centre regulatory, environmental and permitting matters.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2025 Annual MD&A dated March 5, 2026, BCE’s 2026 First, Second and Third Quarter MD&As dated May 6, 2026, August 5, 2026 and November 4, 2026, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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